Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2011	For the Twelve Months Ended December 31, 2010	For the Nine Months Ended September 30, 2010
Earnings
Net income from continuing operations	$860	$992	$759
Preferred stock dividend	8	11	9
(Income) or loss from equity investees	—	2	—
Minority interest loss	—	—	—
Income tax	477	548	433

Pre-tax income from continuing operations	$1,345	$1,553	$1,201
Add: Fixed charges*	483	660	495
Add: Distributed income of equity investees	—	—	—
Subtract: Interest capitalized	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	14	19	15

Earnings	$1,814	$2,194	$1,681

* Fixed charges
Interest on long-term debt	$423	$580	$437
Amortization of debt discount, premium and expense	14	17	13
Interest capitalized	—	—	—
Other interest	15	21	13
Interest component of rentals	17	23	17
Pre-tax preferred stock dividend requirement	14	19	15

Fixed charges	$483	$660	$495

Ratio of Earnings to Fixed Charges	3.8	3.3	3.4